EXHIBIT  F-  APPRAISAL RIGHTS



                               DISSENTER'S RIGHTS

         Under Section 7-113-102 of the Colorado Business Corporation Act (the "CBCA"), shareholders of the Company owning only a fraction of one share after the reverse split are entitled to dissent and obtain payment of the fair value of their fractional share. A complete copy of Article 113 of Title 7 of the CBCA (which sets forth all of the provisions governing dissenter's rights) is attached hereto as Schedule 1. The discussion of dissenter's rights set forth below is a summary of such provisions and is qualified in its entirety by reference to Schedule 1. If a shareholder desires to dissent, he is urged to carefully review all of Schedule 1 to become fully familiar with the proper procedures to follow. The failure to comply exactly with requirements set forth on Schedule 1 may result in the inability of a shareholder to dissent and obtain the fair value of his fractional share. If a shareholder has any questions on how to properly dissent and obtain the fair value of his fractional share, such shareholder should consult his own legal counsel.

         If a shareholder desires to dissent, he must (i) provide written notice of his intent to dissent and obtain payment for his shares prior to the shareholder vote approving the reverse split, and (ii) not vote in favor of the reverse split (see Section 7-113-202 of the CBCA). A shareholder who does not comply with (i) and (ii) above is not entitled to demand payment for his fractional share under the dissenter's rights provisions.

         Following approval of the reverse split by the shareholders, the Company will then send to each shareholder who complied with (i) and (ii) above a notice (the "Dissenter's Notice") stating the procedures that each shareholder must follow to obtain the fair value of his fractional share. These procedures are set forth in Section 7-113-203 of the CBCA and include the shareholder making a written demand for payment on the Company (a form of which will be included with the Dissenter's Notice) and depositing the certificates representing the fractional share (which are the certificates for the stock held prior to the reverse split) with the Company at the address set forth in such notice. A shareholder that does not make the written demand for payment and deposit his certificates by the date set forth in the Dissenter's Notice is not entitled to payment for his fractional share under the dissenter's rights provisions of the CBCA.

         The Company is required to pay each dissenting shareholder that properly and timely complies with the Dissenter's Notice the Company's estimate of the fair value of such factional share and provide such dissenting shareholder with financial information on the Company, a statement setting forth the Company's determination of such fair value, and certain other information. If the shareholder disagrees with the Company's determination of fair value, the shareholder can, within 30 days after receipt of the Company's payment, reject the Company's offer and submit his own estimate of the fair value of his shares. The Company then has the option of paying the shareholder the amount estimated by the shareholder as fair value or filing an action in court for judicial determination of the fair value. If the Company elects to have a judicial determination of fair value, such judicial action will be governed by Sections 7-113-301 and 7-113-302 of the CBCA.